Exhibit 99.27

LAKE SHORE GOLD CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

(Unaudited)

As at	March 31, 2010	December 31, 2009

Assets
Current
Cash and cash equivalents	$104,141	$132,920
Exploration advances and other receivables	2,827	3,810
	106,968	136,730

Investments in public companies notes 4 and 6	1,529	1,145
Restricted cash note 5	4,881	4,766
Property, plant and equipment (net of accumulated amortization) note 7	34,167	28,723
Resource properties and deferred exploration note 8	879,070	849,193
	$1,026,615	$1,020,557
Liabilities
Current
Accounts payable and accrued liabilities	$13,536	$19,352
Current portion of capital lease obligations note 9	3,684	3,119
	17,220	22,471
Capital lease obligations note 9	6,932	5,764
Asset retirement obligations note 10	1,771	1,728
Future income tax liabilities note 11	157,784	152,975
	166,487	160,467
Shareholders’ Equity
Share capital note 12(b)	835,394	827,795
Contributed surplus note 12(e)	25,814	25,940

Accumulated other comprehensive income note 12(h)	148	26
Deficit	(18,448)	(16,142)
	(18,300)	(16,116)
	842,908	837,619
	$1,026,615	$1,020,557

Commitments note 11

See accompanying notes to consolidated financial statements

Approved by the Board

[signed by Alan Moon]	[signed by Arnold Klassen]

Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(in thousands of dollars, except per share amounts)

(Unaudited)

For the three months ended March 31,	2010	2009

Expenses
Corporate costs note 12(d)	$2,064	$1,535
General exploration note 12(d)	268	247
Shareholder information	122	77
Travel	104	157
Legal and accounting	125	80
Loss on equity investment note 6	81	—
Write-off of resource properties and deferred exploration note 8	—	170
Depreciation of property, plant and equipment	49	69
Accretion of asset retirement obligations note 10	43	37
Loss before the undernoted	(2,856)	(2,372)

Interest expense	(82)	(26)
Interest and other income	153	158
Loss before income taxes	(2,785)	(2,240)

Recovery of income taxes note 11	504	510
Net loss for the period	$(2,283)	$(1,731)
Deficit, beginning of year	(16,142)	(18,277)
Loss on issuance of treasury shares note 12 (b)	(23)	—
Deficit, end of period	$(18,448)	$(20,008)

Net loss per share - basic and diluted note 12(g)	$(0.01)	$(0.01)
Weighted-average number of shares outstanding (000’s)	346,844	186,111

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of dollars)

(Unaudited)

For the three months ended March 31,	2010	2009

Net loss for the period	$(2,283)	$(1,731)
Other comprehensive loss:
Unrealized gainon available-for-sale investment, net of tax	122	—
Comprehensive loss for the period	$(2,161)	$(1,731)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

(Unaudited)

For the three months ended March 31,	2010	2009

Operating Activities
Net loss for the period	$(2,283)	$(1,731)
Recovery of income taxes	(504)	(510)
Stock-based compensation	656	316
Shares issued for services	65	—
Write-off of resource properties and deferred exploration	—	170
Loss on equity investment	81
Depreciation of property, plant and equipment	49	69
Accretion of asset retirement obligations	43	37
	(1,893)	(1,648)
Change in non-cash operating working capital items:
Increase (decrease) in exploration advances and other receivables	$(198)	832

Increase in accounts payable and accrued liabilities	661	1,868
Cash (used in) provided by operating activities	(1,430)	1,051

Investing Activities
Restricted cash	(115)	(206)
Investment in RT Minerals note 6	(300)	—
Additions to property, plant and equipment	(3,426)	(819)
Resource properties and deferred exploration expenditures	(30,107)	(24,259)

Cash used in investing activities	(33,948)	(25,284)

Financing Activities
Proceeds from public offering / private placement (net of share issue costs)	7,157	57,004
Exercise of stock options and warrants	902	—
Payment of capital lease obligations	(1,460)	(235)
Cash provided by financing activities	6,599	56,769

(Decrease) increase in cash and cash equivalents during the period	(28,779)	32,537
Cash and cash equivalents at beginning of year	$132,920	85,319
Cash and cash equivalents at end of period	$104,141	$117,856

Supplemental cash flow information note 14

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010 and 2009 (In thousands of dollars, except share amounts, unaudited)

1. BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2009. These interim consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles and accordingly should be read in conjunction with the 2009 annual consolidated financial statements and the notes thereto.

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is engaged in the exploration and development of gold properties in Northern Ontario and Quebec. The Company has identified economically recoverable reserves on one of its properties and has not determined whether the other exploration properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for resource properties and deferred exploration is dependent upon the discovery of economically recoverable reserves on the other exploration properties and on attaining future profitable production from its advanced exploration property.

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. Management is of the opinion that additional financing is available and may be sourced in time to allow the Company to continue its planned activities in the normal course. However, there is no assurance it will be able to raise funds in the future.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Convergence with International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. The Company has developed a plan for IFRS convergence and has started the implementation process. Detailed analysis of the differences between IFRS and the Company’s accounting policies and assessment of the various alternatives for first time adoption of IFRS are in progress. Training for key employees is in progress and will continue throughout the implementation. Due to anticipated changes in IFRS prior to transition, it is currently not possible to fully determine the impact on the consolidated results.

3. CAPITAL MANAGEMENT

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2010. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010 and 2009 (In thousands of dollars, except share amounts, unaudited)

4. FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at March 31, 2010 and December 31, 2009 are as follows:

	March 31,	December 31,
	2010	2009
Financial Assets
Held-for-trading, measured at fair value*
Cash and cash equivalents	$104,141	$132,920
Restricted cash	4,881	4,766
	$109,022	$137,686

Loans and receivable, measured at amortized cost
Exploration advances and other receivables	$2,827	$3,810

Available-for-sale, measured at fair value
Investments in public companies	$410	$245

Financial Liabilities
Other liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$13,535	$19,352

* The above were designated as held for trading upon initial recognition

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	March 31, 2010	December 31, 2009
As at	Level 1	Level 1
Cash and cash equivalents	$104,141	$132,920
Investments in publicly listed companies	$410	$245

The Company does not have Level 2 or Level 3 inputs.

5. RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favor of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties ($4,252) and other letters of credit issued under various agreements ($629). During the three months ended March 31, 2010, the Company issued letters of credit for $115 (same period 2009 - $206). These funds are restricted and not available for current operations.

6. INVESTMENT IN RT MINERALS INC.

On January 6, 2010, the Company acquired another 1,500,000 units (“Units”) consisting of one common share and one common share purchase warrants of RT Minerals Corp. (“RT Minerals”) for $300 bringing the Company’s investment in RT Minerals to 26% of the outstanding common shares (the Company had acquired 6,000,000 Units on December 31, 2009 for $900). The Company’s share on the net book value of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010 and 2009 (In thousands of dollars, except share amounts, unaudited)

RT Minerals at January 6, 2010 is $617 (“NBV”); the difference between amount paid of $1,200 and NBV of RT Minerals at January 6, 2010 will be allocated to the resource property balances of RT Minerals.

The Company accounts for the investment under the equity method of accounting; the investment on RT Minerals as at March 31, 2010 decreased by $81, being the Company’s share of the net losses of RT Minerals for the first quarter of 2010.

7. PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment at March 31, 2010 are as follows:

	Cost	Accumulated Amortization	Net Book Value
Office equipment	$213	$89	$124
Computer equipment	1,312	517	795
Mining and milling equipment	37,576	4,328	33,248
	$39,101	$4,934	$34,167

As at December 31, 2009:

	Cost	Accumulated Amortization	Net Book Value
Office equipment	$213	$78	$135
Computer equipment	1,271	436	835
Mining and milling equipment	31,072	3,319	27,753
	$32,556	$3,833	$28,723

Mining equipment at March 31, 2010, includes costs of $15,250 and accumulated depreciation of $1,507 (December 31, 2009, $12,174 and $1,059 respectively) of capital equipment and vehicles under capital lease (note 9). The depreciation of equipment used in the exploration activities is capitalized in resource properties and deferred exploration ($1,003 capitalized for the three months ended March 31, 2010 and $460 for the same period in 2009).

8. RESOURCE PROPERTIES AND DEFERRED EXPLORATION

For the three months period ended March 31, 2010:

			Thunder Creek
			& acquired
			West Timmins
	Timmins Mine	Bell Creek	Canadian			Mexican
	Project	Properties	Properties	Casa Berardi	Other(1)	Properties	Total
Balance, beginning of year	$174,047	$89,695	$454,451	$2,091	$11,887	$117,022	$849,193
Property acquisition, assessment and maintenance	2	179	3,722	40	—	205	4,148
Bell Creek mill	—	3,296	—	—	—	—	3,296
Analytical	30	131	98	7	—	—	266
Geology	31	73	25	—	—	19	148
Drilling	742	916	970	411	—	—	3,039
Project administration	17	53	108	25	9	—	212
Advanced exploration	15,242	5,911	1,578	—	—	—	22,731
Pre-production revenue	(3,963)	—	—	—	—	—	(3,963)
Balance, end of year	$186,148	$100,254	$460,952	$2,574	$11,897	$117,246	$879,070

(1) Includes Ti-paa-haa-kaaning $4,687; Blakelock $3,626; Abitibi $1,644; Bazooka $942; Miscellaneous $998.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010 and 2009 (In thousands of dollars, except share amounts, unaudited)

For the year ended December 31, 2009:

			Thunder Creek
			& acquired West
			Timmins
	Timmins Mine	Bell Creek	Canadian			Mexican
	Project	Properties	Properties	Casa Berardi	Other(1)	Properties	Total
Balance, beginning of year	$123,062	$32,887	$3,375	$1,041	$11,743	—	$172,108
Property acquisition, assessment and maintenance	304	22,216	446,592	51	5	117,022	586,190
Bell Creek mill	—	12,120	—	—	—	—	12,120
Analytical	808	323	251	52	24	—	1,458
Geology	110	296	127	2	156	—	691
Drilling	4,476	6,674	2,709	884	57	—	14,800
Project administration	48	512	350	61	112	—	1,083
Write off of resource properties	—	—	—	—	(210)	—	(210)
Advanced exploration	51,334	14,667	1,047	—	—	—	67,048
Pre-production revenue	(6,095)	—	—	—	—	—	(6,095)
Balance, end of year	$174,047	$89,695	$454,451	$2,091	$11,887	$117,022	$849,193

(1) Includes Ti-paa-haa-kaaning $4,687; Blakelock $3,616; Abitibi $1,644; Bazooka $942; Miscellaneous $998.

The Company is carrying out an advanced exploration program on the Timmins Mine project and realized $3,963 of pre-production revenue from the gold sales in the first quarter of 2010 (year ended December 31, 2009 - $6,095).

On March 31, 2010, the Company signed a letter of intent with Northern Superior Resources Inc. (“Northern Superior”), a related party, by virtue of certain common directors, for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior. The Company will receive in consideration 25,000,000 common shares of Northern Superior and 12,500,000 commons share purchase warrants (exercisable each for one common share of Northern Superior at $0.30 for five years after the close of the transaction). The Company will also receive an assignable 2% Net Smelter Royalty (“NSR”) on all minerals produced from Ti-pa-haa-kaa-ning, with Northern Superior having the right to purchase back one quarter of the NSR (0.5%) for $1,000,000; starting from January 1, 2010 all expenditures on the property will be responsibility of Northern Superior. The transaction is subject to the approval of the shareholders of Northern Superior.

On March 17, 2010, the Company issued 1,058,851 shares (valued at $3,046) and 513,000 common share purchase warrants (valued at $428), pursuant to an agreement between the Company and Explorers Alliance Corporation and certain other third parties, whereby the Company acquired the remaining non owned 49% interest in the Allerston properties and a 100% interest in certain other properties. The warrants expire on September 17, 2011 and are exercisable for common shares of the Company as follows: 75,000 at $4.75 per share and 438,000 at $3.70 per common share.

During the quarter, the Company issued 27,613 shares (valued at $84) and 25,000 treasury shares (valued at $72) for the acquisition of some small properties in Ontario.

During the three months ended March 31, 2009, the Company wrote off $170 of its resource properties and deferred exploration, representing the carrying value of certain non core properties. No write off was recorded during the three months ended March 31, 2010.

9. CAPITAL LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2010 and 2013 with interest rates between 2.8% and 3.35%. Estimated minimum annual lease payments at March 31, 2010 and December 31, 2009 are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010 and 2009 (In thousands of dollars, except share amounts, unaudited)

As at	March 31, 2010	December 31, 2009
2010	$3,145	$3,628
2011	3,672	2,754
2012	3,430	2,512
2013	1,417	1,073
Total minimum lease payments	$11,664	$9,967
Less: Amount representing interest	(1,048)	(1,084)
Present value of capital lease obligations	$10,616	$8,883
Less: Current portion	(3,684)	(3,119)
Non-current portion	$6,932	$5,764

10. ASSET RETIREMENT OBLIGATIONS

A summary of the changes in the asset retirement obligations for the three months ended March 31, 2010 and year ended December 31, 2009 is as follows:

	Three months ended March 31, 2010	Year ended December 31, 2009
Balance, beginning of year	$1,925	$1,461
Liability incurred on the Timmins West property	—	72
Liability incurred on the Bell Creek mine	—	49
Acquired with the Bell Creek West properties	—	197
Accretion expense	43	146
Total asset retirement obligations	$1,968	$1,925
Less current portion (included in accounts payable and accrued liabilities):	(197)	(197)
Long term asset retirement obligations	$1,771	$1,728

In view of the uncertainties concerning the future cost estimate, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts. Any future changes to the liability as a result of changes in regulations, laws or assumptions used would be recognized prospectively.

11. INCOME TAXES

In the first quarter of 2010, the Company renounced $21,232 and $3,965 flow through funds raised respectively by Lake Shore Gold and West Timmins Mining Inc. (“West Timmins”, a 100% subsidiary of the Company) in 2009, which resulted in $5,308 (year ended December 31, 2009 — $Nil) reduction in share capital with a corresponding increase to future income tax liability. Of the expenditures renounced, $15,732 and $1,077 were spent on Canadian exploration expenditures (“CEE”) as at March 31, 2010, respectively by Lake Shore Gold and West Timmins. The Company and West Timmins have until December 31, 2010 to incur the remaining renounced and not incurred expenditures on eligible CEE.

12. SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) During the three months ended March 31, 2010 and year ended December 31, 2009, changes in issued share capital were as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010 and 2009 (In thousands of dollars, except share amounts, unaudited)

	Three months ended March 31, 2010		Year ended December 31, 2009
Issued and outstanding			Shares	Amount
Balance, beginning of year	345,319,726	$827,890	175,354,885	$252,872
Public offering, net of share issue costs of $2,692*	—	—	37,232,056	57,995
Private placements, net of share issue costs of $333* (2009 - $671*)	1,273,036	7,282	20,553,929	92,329
Issued on acquisition of West Timmins Mining, net of share issue costs of $128*	—	—	103,951,125	399,045
Exercise of options (including transfer of $1,304) (2009 -$7,792) from contributed surplus)	804,700	2,157	4,308,792	12,389
Exercise of warrants (including transfer of $141 (2009 - $1,473) from contributed surplus)	47,450	188	2,282,916	6,632
Renunciation of flow-through shares note 11	—	(5,308)	—	—
Issued as part of resource properties agreements and for services, net of share issue costs of $11* (2009 - $3*) note 8	1,102,464	3,184	1,636,023	6,628
Balance, end of period / year	348,547,376	$835,394	345,319,726	$827,890

* Share issue costs includes $114 (year ended December 31, 2009 - $1,266) adjustment for recovery of income tax.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7,614; total gross proceeds from the financing, including $8,000 (first tranche) received on December 29, 2009 were $15,614. The Company has until December 31, 2010 and 2011 respectively to spend the money raised by issuing flow through shares respectively in the first and second tranche on CEE.

During the first quarter of 2010, 25,000 treasury shares valued at $95 were issued to a third party as consideration for a property in Ontario; the property was valued at $72 (the value of shares at time of acquisition of the property) with the difference of $23 recorded on the Statements of Loss and Deficit. The Company no longer holds any treasury shares.

c) Stock options

As at March 31, 2010, the Company had 11,944,684 stock options outstanding of which 6,464,514 were exercisable.

A summary of the changes in the Company’s stock option plan for the three months ended March 31, 2010 and year ended December 31, 2009 are as follows:

	March 31, 2010		December 31, 2009
	Number of options	Weighted- average exercise	Number of options	Weighted-average exercise price
Outstanding, beginning of year	12,993,720	$1.90	10,380,000	$1.37
Granted	60,000	$4.05	3,244,500	$3.73
Issued in conection with the acquisition of West Timmins Mining	—		4,370,179	$0.96
Exercised	(804,700)	$1.06	(4,308,792)	$1.07
Forfeited	(304,336)	$1.46	(692,167)	$1.66
Outstanding, end of period / year	11,944,684	$1.98	12,993,720	$1.90
Exercisable, end of period / year	6,464,514	$1.47	7,219,214	$1.42

d) Stock-based compensation

Stock-based compensation recognized in the periods is allocated to corporate costs (options granted to corporate employees and directors), general exploration (options granted to individuals involved in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010 and 2009 (In thousands of dollars, except share amounts, unaudited)

exploration work of a general reconnaissance nature), and capitalized as part of resource properties and deferred exploration (options granted to individuals involved on the specific projects included in resource properties and deferred exploration). The Company capitalized $236 of stock based compensation during the three months ended March 31, 2010 (same period in 2009 - $185).

The allocation of the stock-based compensation expense in the consolidated statement of loss and deficit for the three months ended March 31, 2010 and 2009 was as follows:

Three months ended March 31,	2010	2009
Corporate costs	$649	$325
General exploration	7	(9)
Total stock-based compensation	$656	$316

The stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value for the first quarter of 2010 of $1.99 (same period in 2009 — $0.62) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 69% (same period in 2009 — 69%); risk free interest rate of 2.5% (same period in 2009 — 1.85%); and expected life of 3.5 years (same period in 2009 — 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual stock options and the Company is not required to make payments for such transactions.

e) Contributed surplus

	Three months ended March 31, 2010	Year ended December 31, 2009
Balance, beginning of year	$25,940	$7,982
Stock-based compensation	892	2,504
Options and warrants issued on the West Timmins acquisition	—	24,719
Stock options exercised	(1,304)	(7,792)
Warrants granted	428	—
Warrants exercised	(141)	(1,473)
Balance, end of period / year	$25,814	$25,940

f) Warrants

As at March 31, 2010, the following warrants were outstanding and exercisable:

	March 31, 2010
Date issued	Number of warrants	Exercise price	Expiry date

November 6, 2009	1,674,881	$0.89	July 30, 2010
November 6, 2009	282,705	$0.89	August 5, 2010
November 6, 2009	1,892,133	$1.30	December 4, 2010
March 17, 2010	438,000	$3.70	September 17, 2011
March 17, 2010	75,000	$4.75	September 17, 2011
	4,362,719

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2010 and 2009 (In thousands of dollars, except share amounts, unaudited)

The warrants issued in 2010, as part of the Explorers agreement (note 8) were valued at $428, using the Black-Scholes option pricing model. A weighted average grant-date fair value of $0.83 for warrants granted was estimated using the following assumptions: no dividends are to be paid; volatility of 79%; risk free interest rate of 1.2% and expected life of 18 months. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual warrants and the Company is not required to make payments for such transactions.

g) Basic and diluted loss per share

The impact of the outstanding options and warrants has not been included in the calculation of loss per share as the impact would be anti-dilutive. As such, the weighted average number of shares outstanding is the same for both basic and diluted loss per share for all periods presented.

h) Accumulated other comprehensive income

Accumulated other comprehensive income at March 31, 2010 and December 31, 2009 is as follows:

	Three months ended	Year ended
	March 31, 2010	December 31, 2009
Balance, beginning of year	$26	$0
Other comprehensive income, net of tax	122	26
Balance, end of period/year	148	26

13. RELATED PARTY TRANSACTIONS

In addition to the letter of intent signed with Northern Superior on March 31, 2010 (note 8), the following are related party transactions for the three months ended March 31, 2010 and 2009:

During the three months ended March 31, 2010, the Company charged $Nil (same period in 2009 - $50) to Northern Superior. The charges in 2009 were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009.

As agreed on the letter of intent signed with Northern Superior on March 31, 2010 (note 8), during the three months ended March 31, 2010, Northern Superior will absorb all expenditures on the property for 2010 (same period in 2009 Northern Superior charged the Company $50).

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2010 and 2009 (In thousands of dollars, except share amounts, unaudited)

14. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities

Three months ended March 31,	2010	2009
Resource properties
Increase (reduction) in working capital related to resource properties	$(5,296)	$(8,738)
Depreciation of property, plant and equipment capitalized	(1,003)	(460)
Stock options capitalised (gross of future income taxes)	314	254
Shares issued as part of resource property agreements (including treasury shares)	3,631	—

Interest capitalised (capital leases)	117	38

Share Capital
Transfer of amounts from contributed surplus	1,445	—
Future tax recovery on share issue costs	114	994
Shares issued for resource properties (including treasury shares), and consulting services	3,290	—
25.2 million flow through shares expenditures renounced recorded as adjustment to share issue costs	5,308	—

Interest received	52	321
Income taxes paid	—	—

Cash and cash equivalents at March 31 consist of:
Cash	$9,141	$15,855
Short term investments	95,000	102,000
	$104,141	$117,855

15. SEGMENTED INFORMATION

Geographic information as at March 31, 2010 and December 31, 2009 is as follows:

As at	March 31, 2010	December 31, 2009
Resource properties and deferred exploration
Canada	$761,823	$732,171
Mexico	117,247	117,022
	$879,070	$849,193
Property, plant and equipment
Canada	$34,147	$28,701
Mexico	20	22
	$34,167	$28,723
Future tax liabilities
Canada	$(125,020)	$(120,198)
Mexico	(32,764)	(32,777)
	$(157,784)	$(152,975)